SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                              (Amendment No. 4)(1)

                            FIELDWORKS, INCORPORATED
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   31659 P 103
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              DAVID J. ADLER, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 29, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

                  Note. six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.



                              (Page 1 of 11 Pages)

--------
     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.  31659 P 103                       13D          Page 2 of 11 Pages
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================================================================================

     1      NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                         KONTRON EMBEDDED COMPUTERS AG
--------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                      (b) /X/
--------------------------------------------------------------------------------
     3      SEC USE ONLY

--------------------------------------------------------------------------------
     4      SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OR ORGANIZATION

                     GERMANY
--------------------------------------------------------------------------------
 NUMBER OF          7         SOLE VOTING POWER
   SHARES
BENEFICIALLY                           7,163,242
  OWNED BY      ----------------------------------------------------------------
    EACH
 REPORTING
PERSON WITH
                    8         SHARED VOTING POWER

                                       6,000,000(2)
                ----------------------------------------------------------------
                    9         SOLE DISPOSITIVE POWER

                                       7,163,242
                ----------------------------------------------------------------
                   10         SHARED DISPOSITIVE POWER

                                       6,000,000(2)
--------------------------------------------------------------------------------
     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON

                     13,163,242
--------------------------------------------------------------------------------
     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     65 %
--------------------------------------------------------------------------------
     14     TYPE OF REPORTING PERSON*

                     CO
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No.  31659 P 103                       13D          Page 3 of 11 Pages
-----------------------------------                       ----------------------

================================================================================


     1      NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                              FWRKS ACQUISITION CORP.
--------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                      (b) /X/
--------------------------------------------------------------------------------
     3      SEC USE ONLY

--------------------------------------------------------------------------------
     4      SOURCE OF FUNDS*
                     AF
--------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OR ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF          7         SOLE VOTING POWER
   SHARES
BENEFICIALLY                           NONE
  OWNED BY
    EACH
 REPORTING
PERSON WITH
                    8         SHARED VOTING POWER

                                       6,000,000(2)
                    9         SOLE DISPOSITIVE POWER

                                       NONE
                   10         SHARED DISPOSITIVE POWER

                      6,000,000(2)
--------------------------------------------------------------------------------
     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON
                     6,000,000
--------------------------------------------------------------------------------
     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                      / /
--------------------------------------------------------------------------------
     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     40%
--------------------------------------------------------------------------------
     14     TYPE OF REPORTING PERSON*

                     CO
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

         (2)  By  virtue  of  the  fact  that  FWRKS   Acquisition  Corp.  is  a
wholly-owned subsidiary of Kontron Embedded Computers AG, Kontron Embedded Computers AG is deemed to share voting and dispositive power over the shares beneficially owned by FWRKS Acquisition Corp.

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CUSIP No.  31659 P 103                       13D          Page 4 of 11 Pages
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         The following  constitutes  the Amendment No. 4 ("Amendment  No. 4") to the  Schedule  13D filed by the  undersigned.  This  Amendment  No. 4 amends the
Schedule 13D as specifically set forth. (the "Schedule 13D").

Item 3 is hereby amended to add the following:

Item 3.           Source and Amount of Funds or Other Consideration.

                  On or about October 3, 2000, IWHC delivered to Kontron a Notice of Exercise to purchase 42,000 shares of common stock of Kontron (the "First Exercise"). Pursuant to the terms of the IWHC Option Agreement and such Notice of Exercise, IWHC was to acquire 42,000 shares of common stock of Kontron in exchange for (i) 500,000 shares of Series C Preferred Stock of the Issuer, and (ii) 1,211,096.77 shares of Series B Preferred Stock of the Issuer, both of which together are convertible into 2,303,226 shares of Common Stock.

                  On or about December 1, 2000, IWHC delivered to Kontron a Notice of Exercise to purchase 20,000 shares of common stock of Kontron (the "Second Exercise"). Pursuant to the terms of the IWHC Option Agreement and such Notice of Exercise, IWHC was to acquire 20,000 shares of common stock of Kontron in exchange for 1,052,903.23 shares of Series B Preferred Stock of the Issuer, which are convertible into 1,096,774 shares of Common Stock.

                  In connection with the First Exercise and the Second Exercise, IWHC and Kontron entered into a Stock Sale and Settlement Agreement, dated as of December 29, 2000 ("Settlement Agreement"). Pursuant to the terms of the Settlement Agreement, Kontron (i) confirmed that it had issued the 42,000 Kontron bearer shares with respect to the First Exercise and the 20,000 Kontron bearer shares with respect to the Second Exercise, (ii) agreed to deliver the 42,000 Kontron bearer shares pursuant to instructions received from IWHC and to use its best efforts to cause the 20,000 Kontron bearer shares to be registered on the Commercial Register of the Munich Local Court as soon as possible and then to deliver such shares pursuant to instructions to be received from IWHC, and (iii) sold an additional 38,000 Kontron bearer shares to IWHC in exchange for 1,986,000 shares of Fieldworks Series B Preferred Stock. Such 1,986,000 preferred shares are convertible into 2,068,750 shares of Common Stock. The Settlement Agreement also provided for the mutual release of Kontron and IWHC. The exercise and closing of the IWHC Option Agreement were deemed by the parties to have been completed on the date of the Settlement Agreement.

         Kontron acquired additional shares of Common Stock on December 5, 2000 through the following open-market transaction:


        Shares of Common Stock       Price Per         Date of
              Purchased                Share           Purchase
             -----------              -------          --------
                25,000                 $0.90            12/5/00


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CUSIP No.  31659 P 103                       13D          Page 5 of 11 Pages
-----------------------------------                       ----------------------


Items 5(a) and 5(b) are hereby amended and restated to read as follows:

Item 5.           Interest in Securities of the Issuer.

                  (a) The aggregate percentage of shares of Common Stock reported and owned by the Reporting Persons is based upon 14,894,426 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended October 1, 2000, plus the 6,000,000 shares of Common Stock issued to FWRKS in connection with the closing of the Purchase and Option Agreement.

                  As of the close of business on January 2, 2001, FWRKS beneficially owned 6,000,000 shares of Common Stock, constituting approximately 40% of the shares of Common Stock outstanding, and Kontron beneficially owned 13,163,242 shares of Common Stock, inclusive of the shares of Common Stock beneficially owned by FWRKS, which constitutes approximately 65% of the shares of Common Stock outstanding.

                  (b) The Board of Directors of FWRKS has the power to direct the vote and disposition of the shares of Common Stock owned by FWRKS.

                  The Board of Directors of Kontron has the power to direct the vote and disposition of the 7,163,242 shares of Common Stock owned by Kontron, and as the sole shareholder of FWRKS, Kontron has indirect beneficial ownership of the shares of Common Stock owned by FWRKS because it owns all of the interests in FWRKS and can influence voting, purchase or dispositions of the shares of Common Stock owned by FWRKS.

Item 7 is hereby amended to add the following:

Item 7.           Material to be Filed as Exhibits.

                  7g. Stock Sale and Settlement Agreement, dated as of December 29, 2000, by and between Industrial-Works Holding Co., LLC and Kontron Embedded Computers AG.

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CUSIP No.  31659 P 103                       13D          Page 6 of 11 Pages
-----------------------------------                       ----------------------

                                   SIGNATURES
                                   ----------



                  After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: January 3, 2001                      FWRKS ACQUISITION CORP.


                                            /s/ Pierre McMaster
                                            ------------------------------------
                                            Name:    Pierre McMaster
                                            Title:   President


                                            KONTRON EMBEDDED COMPUTERS AG


                                            /s/ Martina Haubold
                                            ------------------------------------
                                            Name:    Martina Haubold
                                            Title:   Chief Financial Officer

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CUSIP No.  31659 P 103                       13D          Page 7 of 11 Pages
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                                   EXHIBIT 7.g

-----------------------------------                       ----------------------
CUSIP No.  31659 P 103                       13D          Page 8 of 11 Pages
-----------------------------------                       ----------------------

                      STOCK SALE AND SETTLEMENT AGREEMENT

         This Agreement is made as of the 29th day of December 2000, by and between Industrial-Works Holding Co. LLC, a Delaware limited liability company ("Industrial-Works"), and Kontron embedded computers AG, a German corporation, ("Kontron") with respect to .hares of Fieldworks, Incorporated, a Minnesota corporation ("Fieldworks"), and is made in view of the following recitals.

                                    RECITALS
                                    --------

         A.  On  or  about   June  29,   2000,   Kontron   issued  in  favor  of
Industrial-Works an option to purchase bearer shares of Kontron in return for certain shares of Fieldworks. This option, as amended August 16, 2000, is the "Option."

         B. Pursuant to the Option, Industrial-Works exercised its "First Option" (hereinafter the "First Exercise) to purchase 42,000 bearer shares of Kontron and tendered to Kontron Certificate No. 1 for Fieldworks Series C preferred stock of Fieldworks; representing 500,000 shares and Certificate No. 2 for Fieldworks Series B preferred shares representing 1,211,096.77 shares.

         C. Pursuant to the Option, Industrial-Works exercised its "Second Option" (hereinafter the "Second Exercise") to purchase 20,000 bearer shares of Kontron and tendered to Kontron Certificate No. 3 for Fieldworks Series B preferred shares representing 1,052,903.23 shares.

         D. In connection with the First Exercise, Industrial-Works notified Kontron that it wished to exercise its rights to receive cash rather than share certificates because share certificates were not delivered by the deadline specified in the Option. The parties have disputed the applicability of these provisions and Kontron does not wish to pay cash upon the First Exercise.

         E. The parties have discussed their differences, desire to settle all of them and, as part of such settlement desire to have Kontron acquire the remaining Fieldworks Series B preferred stock held by Industrial-Works.

         NOW THEREFORE, in recognition of the foregoing Recitals and in consideration of the mutual agreements, covenants and understandings conveyed in this Agreement, the parties agree as follows:

                  (1) Delivery of Kontron Shares for First Exercise. Kontron confirms that Industrial-Works has exercised its rights under the First Exercise. Industrial-Works hereby agrees to surrender its rights to receive cash in lieu of shares with respect to the First Exercise, and Kontron confirms that it has issued 42,000 bearer shares of Kontron, no par value, in the name of Industrial-Works, and caused these shares

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CUSIP No.  31659 P 103                       13D          Page 9 of 11 Pages
-----------------------------------                       ----------------------

to be registered on the Commercial  Register of the Munich Local Court.  Kontron
agrees  to  immediately   deliver  these  shares  pursuant  to  instructions  by
Industrial-Works.

                  (2) Delivery of Kontron Shares for Second Exercise. Kontron confirms that Industrial-Works has exercised its rights under the Second Exercise. Kontron confirms that it has issued 20,000 bearer shares of Kontron, no par value, and has received all German Law Documents necessary to cause these shares to be registered on the Commercial Register of the Munich Local Court. Kontron agrees to use best efforts to cause these 20,000 shares to be registered on the Commercial Register of the Munich Local Court as soon as possible. Upon such registration, Kontron agrees to immediately deliver these shares pursuant to instructions by Industrial-Works.

                  (3) Sale of Remaining FieldWorks Shares in Exchange for Kontron Shares. Industrial-Works hereby sells to Kontron its remaining 1,986,000 shares of Fieldworks Series B preferred stock, in exchange for 38,000 bearer shares of Kontron, no par value. Industrial-Works hereby tenders Certificate No. 4 for Fieldworks Series B preferred stock, representing 1,052,903.23 shares, accompanied by an appropriate stock power. Kontron acknowledges receipt of the stock certificate and the stock power. Kontron hereby issues 38,000 bearer shares of Kontron, no par value, to Industrial-Works. Kontron agrees to immediately deliver to Industrial-Works all German Law Documents (specifically a Subscription Certificate, a Contribution Agreement, a Confirmation of Managing Director, and a Notarial Confirmation substantially in the forms used for the First Exercise and the Second Exercise) necessary to cause these shares to be registered on the Commercial Register of the Munich Local Court, and Industrial-Works agrees to promptly complete and return such German Law Documents to Kontron. Kontron agrees to use best efforts to cause these 38,000 shares to be registered on the Commercial Register of the Munich Local Court as soon as possible. Upon such registration, Kontron agrees to immediately deliver these shares pursuant to instructions by Industrial-Works.

                  (4) Confirmation of Entire Agreement; Mutual Release.

                           a. This  Agreement,  together with the option and the
documents delivered pursuant to the First Exercise and the Second Exercise, including the German Law Documents delivered in connection therewith and those delivered and those executed pursuant to this Agreement, constitute the entire agreement and understanding of the parties with respect to the transfer of Series B preferred stock and Series C preferred stock of Fieldworks from Industrial-Works to Kontron and the issuance of shares of Kontron in return for such transfers.

                           b.   Kontron,   for  itself,   its   representatives,
predecessors, successors, assigns and agents, and each of them, does hereby fully remise, release and forever discharge Industrial-Works and its representatives, predecessors, successors, assigns, officers, agents, directors, stockholders, owners, servants, employees, attorneys and affiliated and subsidiary corporations or companies, past and present, and each of

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CUSIP No.  31659 P 103                       13D          Page 10 of 11 Pages
-----------------------------------                       ----------------------

them, of and from any and all manner of actions, suits, liens, debts, dues, damages, claims, sums of money, obligations, liabilities, judgments, bonds, executions and demands of every nature, kind and description whatsoever, whether known or unknown, and whether suspected or unsuspected, either at, law, in equity or otherwise, which may have arisen under and by virtue of the laws of any jurisdiction, which Kontron or any of its affiliates or subsidiaries has, had or claims to have had or now has or claims to have against any of them, including all claims and rights arising from, related to, or which could have been asserted in an adversarial proceeding, and claims and rights arising out of any alleged violations of public policy; any contracts, express or implied, written or oral; any covenant of good faith and fair dealing, express or implied; any tort, including, but not limited to, negligence, intentional infliction of emotional distress, or negligent infliction of emotional distress; and/or injury to the psyche.

                           c. Industrial-Works, for itself, its representatives,
predecessors, successors, assigns and agents, and each of them, does hereby fully remise, release and forever discharge Kontron and its representatives, predecessors, successors, assigns, officers and agents, and each of them, of and from any and all manner of actions, suits, liens, debts, dues, damages, claims, sums of money, obligations, liabilities, judgments, bonds, executions and demands of every nature, kind and description whatsoever, whether, known or unknown, and whether suspected or unsuspected, either at law, in equity or otherwise, which may have arisen under and by virtue of the laws of any jurisdiction, which Industrial-Works has, had or claims to have had or now has or claims to haveagainst any of them, including all claims and rights arising from, related to, or which could have been asserted in an adversarial proceeding, and claims and rights arising out of any alleged violations of public policy; any contracts, express or implied, written or oral; any covenant of good faith and fair dealing, express or implied; any tort, including, but not limited to, negligence, intentional infliction of emotional distress, or negligent infliction of emotional distress; and/or injury to the psyche; except that this release does not apply to, modify or affect any amount due to Industrial-Works or any of its affiliates from Fieldworks or any indemnification rights to which Industrial-Works or any of its affiliates may be entitled from Fieldworks.

                           [Intentionally Left Blank]

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CUSIP No.  31659 P 103                       13D          Page 11 of 11 Pages
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                  (5)  Amendments,  Governing Law. This Agreement is intended to be a contract enforceable under the laws of the State of Delaware and the parties hereto agree to submit to the jurisdiction of the state or federal courts located in Delaware to the extent that any enforcement shall be required. Such jurisdiction of the courts of the State of Delaware shall be non-exclusive. In any dispute regarding the interpretation or enforcement of this Agreement, the prevailing party shall be entitled to recover its costs and expenses, including attorneys' fees. Any amendment, modification, alteration or supplement to this Agreement must be in writing and executed by the parties against whom enforcement of such amendment, modification, alternation or supplement is sought.

         IN WITNESS WHEREOF the parties have executed this document as of the date hereof.

                                        INDUSTRIAL-WORKS HOLDING CO., LLC

                                        By:
                                           -------------------------------------
                                           Michael E. Johnson, Managing Director



                                        KONTRON EMBEDDED COMPUTERS AG

                                        By:
                                           -------------------------------------
                                        By:
                                           -------------------------------------